Exhibit 99.1

On Announces Fourth Quarter and Full Year Results, and The Filing of Its Annual Report on Form 20-F for 2022
•On achieves strong full-year results in 2022, reaching net sales of CHF 1,222.1 million, surpassing the CHF 1 billion mark for the first time in history and growing by 68.7% year-over-year. The company reports a gross profit margin of 56.0%, net income of CHF 57.7 million, a net income margin of 4.7%, and an adjusted EBITDA margin of 13.5%, showcasing On's commitment to managing the company for long-term, sustainable growth and profitability.
•On reports fourth quarter net sales of CHF 366.8 million, growing by 91.9% year-over-year, driven by an exceptional underlying full-price demand throughout the holiday season across regions and channels.
•On's gross profit margin in Q4 2022 reached 58.5%, continuing the sequential improvement over the 2022 quarters and reflecting a normalization of operations to return to sea freight as the main mode of shipment.
•The ongoing exceptional demand for On's products, the strong product pipeline and multi-channel success gives the company confidence for achieving strong results in 2023. On the back of this, On anticipates reaching net sales of at least CHF 1.7 billion, a gross profit margin of approximately 58.5% and an adjusted EBITDA margin of 15.0% for the full year 2023.
•On continues to drive run culture with the launch of the global event series "On Track Nights", the unveiling of innovative technologies such as the next phase of CloudTec®, CloudTec Phase™, and the signing of reigning Olympic Champion triathlete Kristian Blummenfelt. In addition, On is taking its head-to-toe innovations to the tennis courts and has announced the signing of top-ranked tennis professionals, including women's number one ranked player, Iga Świątek.

ZURICH, Switzerland, March 21, 2023 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”) today announced its financial results for the fourth quarter and full year, and that it has filed its annual report on Form 20-F (the "Form 20-F") for the year ended December 31, 2022, with the U.S. Securities and Exchange Commission (the "SEC").

Martin Hoffmann, Co-CEO and CFO of On, said: “After a great year and exceptionally strong fourth quarter well beyond our own expectations, we are heading into 2023 with a lot of momentum and in a position of strength. After navigating through a challenging 2022, including supply shortages, tight production capacities and disruption of global trade lanes, we are looking forward to a great year with largely normalized operations. We have made significant progress in many areas in the 18 months since our IPO, which will set us up for ongoing success and market share gains. The rollout of our new website, the purchase of the on.com domain, our latest owned retail store in London and the next phase of CloudTec®, CloudTec Phase™, are only a selection of recent drivers that excite us about the opportunities which lie ahead. With the Paris Olympics in 2024 as an important medium term target, we will continue to invest in both our athlete team as well as pinnacle products at the forefront of innovation."

David Allemann, Co-Founder and Executive Co-Chairman of On, said: “We have often spoken about our commitment to drive growth while at the same time driving profitability. Finishing our first full year as a public company with net sales exceeding CHF 1.2 billion and a net income of CHF 57.7 million is a huge testament to the incredible work that our team continues to do every day. We are thrilled to see how our continued innovations are supporting the expansion into new consumer groups and are building our community of fans and incredible athletes. Running will continue to be our focus in 2023, but we are also extremely excited to announce On is increasing its presence on the tennis court too. We are honored that the women's world number one ranked player, Iga Świątek, and America's newest men's sensation, Ben Shelton, are joining the On team on this journey."

Key Financial Highlights
Key highlights for fiscal year 2022 compared to fiscal year 2021 included:
•    net sales increased 68.7% to CHF 1,222.1 million;
•    net sales through the DTC sales channel increased 61.4% to CHF 445.1 million;
•    net sales through the wholesale sales channel increased 73.1% to CHF 777.0 million;
•    net sales in North America, Europe, Asia-Pacific and Rest of World increased 80.3% to CHF 738.5, 36.1% to CHF 354.3 million, 87.7% to CHF 80.2 million and 310.5% to CHF 49.1 million, respectively;
•    net sales from shoes increased 70.9% to CHF 1,167.5 million, net sales from apparel increased 30.2% to CHF 47.3 million and net sales from accessories increased 48.3% to CHF 7.4 million;

•gross profit increased 59.2% to CHF 684.9 million;
•    gross profit margin decreased to 56.0% from 59.4%;
•    net income increased to CHF 57.7 million from a net (loss) of CHF (170.2) million;
•    net income / (loss) margin changed to 4.7% from (23.5)%;
• basic EPS Class A (CHF) increased to 0.18 from (0.59);
•diluted EPS Class A (CHF) increased to 0.18 from (0.59);
• adjusted EBITDA increased 71.4% to CHF 165.3 million;
•adjusted EBITDA margin increased to 13.5% from 13.3%;
•adjusted net income increased to CHF 90.6 million from CHF 31.1 million;
•adjusted basic EPS Class A (CHF) increased to 0.29 from 0.11; and
•adjusted diluted EPS Class A (CHF) increased to 0.28 from 0.11.

Key highlights for the three-month period ended December 31, 2022 compared to the three-month period ended December 31, 2021, included:
•    net sales increased 91.9% to CHF 366.8 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 76.4% to CHF 149.4 million;
•    net sales through the wholesale sales channel increased 104.3% to CHF 217.3 million;
•    net sales in North America, Europe, Asia-Pacific and Rest of World increased 81.5% to CHF 242.1 million, 80.6% to CHF 79.6 million, 103.8% to CHF 21.6 million, and 680.5% to CHF 23.4 million, respectively;
•    net sales from shoes, apparel and accessories increased 96.7% to CHF 353.4 million, 15.4% to CHF 11.5 million and 30.9% to CHF 1.8 million;
•gross profit increased 91.9% to CHF 214.6 million;
•    gross margin remained unchanged at 58.5%;
•    net (loss) changed to CHF (26.4) million from CHF (187.0) million;
•    net (loss) margin changed to (7.2)% from (97.8)%;
• basic earnings per share (“EPS”) Class A (CHF) increased to (0.60) from (0.08);
•diluted EPS Class A (CHF) increased to (0.60) from (0.08);
• adjusted EBITDA increased 451.7% to CHF 61.8 million;
•adjusted EBITDA margin increased to 16.8% from 5.9%;
•adjusted net income increased to CHF 7.5 million from CHF (13.8) million;
•adjusted basic EPS Class A (CHF) increased to 0.02 from (0.04); and
•adjusted diluted EPS Class A (CHF) increased to 0.02 from (0.04).

Key balance sheet highlights as of December 31, 2022 compared to December 31, 2021 included:
•cash and cash equivalents decreased 43.2% to CHF 371.0 million; and
•net working capital was CHF 459.2 million which reflected an increase of 144.9%.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital measures enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Outlook

On finished the 2022 financial year on a high note and with a further record net sales quarter. The exceptional ongoing momentum across all regions, channels and product groups, combined with a normalization of product supply and significantly improved inventory position versus twelve months ago, has set On up to hit the ground running in 2023. Compared to a supply constrained first quarter of 2022, On expects a net sales growth rate of 61% in the first quarter of 2023 versus the prior year period.

In line with On's mission and strategic focus to build a brand that is set up for the long-term by emphasizing controlled and durable growth, On expects to reach net sales of at least CHF 1.7 billion for the full year 2023. This represents a year-over-year growth rate of 39%, which takes into account approximately 300 basis points of the current foreign exchange headwinds and therefore reflects a currency-neutral growth rate of 42%.

As a result of the normalized supply chain environment, On currently does not expect exceptional air freight usage in 2023. Together with a strong inflow of recent products, which will enable a continued high share of full price sell-through, On foresees the continuation of the gross profit margin expansion towards the stated mid-term target of 60%. Considering current FX rates, On anticipates a full year 2023 gross profit margin of approximately 58.5%. Driven by ongoing scale gains in SG&A expenses, somewhat offset by an intended re-acceleration of marketing expenses, On expects its adjusted EBITDA margin for the full year 2023 to increase to 15%.

Other than with respect to IFRS net-sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the SEC.

Conference Call Information
A conference call is scheduled for March 21, 2023 at 8 a.m. US Eastern time (1 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1-561-771-1427
United Kingdom:    +44-16-1250-8206
Switzerland:        +41-91-261-1447
Germany:         +49-69-244-37-186
China:             108-001-401-785 (Toll Free)

No access code necessary.

Additionally, a live webcast of the conference call will be available on the Company's investor relations website. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report
The Form 20-F can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at investors.on-running.com/. In addition, the Company's shareholders may receive a hard copy of the Form 20-F, which includes the Company's complete audited financial statements, free of charge by requesting a copy from the Company contact below.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Thirteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fueled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS.

We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; our highly competitive market and increasing competition; and our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; the war in the Ukraine and its potential consequences, including changes in commodity, oil, material, distribution, air-freight and other operating costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic, the efficacy of vaccines and the prevalence of variants; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the United States Securities and Exchange Commission and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on-running.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on-running.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated statements of income / (loss)

	Year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change	2022	2021	% Change
	(Audited)	(Audited)		(Unaudited)	(Unaudited)

Net sales	1,222.1	724.6	68.7%	366.8	191.1	91.9%
Cost of sales	(537.2)	(294.3)	82.5%	(152.2)	(79.3)	92.0%
Gross profit	684.9	430.3	59.2%	214.6	111.8	91.9%
Selling, general and administrative expenses	(599.8)	(571.4)	5.0%	(199.9)	(289.3)	(30.9)%
Operating result	85.1	(141.1)	(160.3)%	14.7	(177.5)	108.3%
Financial income	5.7	—	100.0%	2.5	—	100.0%
Financial expenses	(6.4)	(3.6)	79.4%	(0.9)	(1.4)	(32.8)%
Foreign exchange result	(6.5)	(14.9)	(56.3)%	(40.7)	(12.2)	232.6%
Income / (loss) before taxes	77.9	(159.6)	(148.8)%	(24.4)	(191.0)	(87.2)%
Income taxes	(20.2)	(10.6)	89.4%	(2.0)	4.0	(148.6)%
Net income / (loss)	57.7	(170.2)	(133.9)%	(26.4)	(187.0)	(85.9)%
Earnings per share
Basic EPS Class A (CHF)	0.18	(0.59)	(130.9)%	(0.08)	(0.60)	(86.2)%
Basic EPS Class B (CHF)	0.02	—		(0.01)	—	-

Diluted EPS Class A (CHF)	0.18	(0.59)	(130.6)%	(0.08)	(0.60)	(86.2)%
Diluted EPS Class B (CHF)	0.02	—		(0.01)	—	-

Consolidated Balance Sheets

(CHF in millions)	12/31/2022	12/31/2021
	(Audited)	(Audited)

Cash and cash equivalents	371.0	653.1
Trade receivables	174.6	99.3
Inventories	395.6	134.2
Other current financial assets	33.2	30.1
Other current operating assets	77.0	48.0

Current assets	1,051.5	964.6

Property, plant and equipment	77.2	34.4
Right-of-use assets	151.6	177.9
Intangible assets	70.3	57.5
Deferred tax assets	31.7	2.2

Non-current assets	330.9	271.9

Assets	1,382.4	1,236.5

Trade payables	111.0	45.9
Other current financial liabilities	31.2	20.1
Other current operating liabilities	81.7	121.7
Current provisions	5.0	14.9
Income tax liabilities	13.9	2.4

Current liabilities	242.7	205.0

Employee benefit obligations	6.3	5.9
Non-current provisions	7.2	4.4
Other non-current financial liabilities	138.8	167.2
Deferred tax liabilities	17.9	5.6

Non-current liabilities	170.2	183.1

Share capital	33.5	33.5
Treasury shares	(26.1)	(25.0)
Capital reserves	1,105.1	1,044.0
Other reserves	—	(3.4)
Accumulated losses	(142.9)	(200.6)

Equity	969.5	848.4

Equity and liabilities	1,382.4	1,236.5

Consolidated Statements of Cash Flows

(CHF in millions)	2022	2021
	(Audited)	(Audited)

Net income / (loss)	57.7	(170.2)
Share-based compensation	38.3	192.4
Employee benefit expenses	4.8	1.1
Depreciation and amortization	46.4	31.4
Loss / (gain) on disposal of assets	0.9	—
Interest income and expenses	(0.8)	2.8
Net exchange differences	(8.3)	15.2
Income taxes	20.2	10.6
Change in provisions	(7.4)	4.4
Change in working capital	(285.8)	(74.4)
Trade receivables	(78.6)	(47.0)
Inventories	(273.0)	(31.8)
Trade payables	65.8	4.3
Change in other current assets / liabilities	(67.6)	8.1
Interest received	5.6	—
Income taxes paid	(31.0)	(4.4)
Cash inflow / (outflow) from operating activities	(227.0)	16.9

Purchase of tangible assets	(60.3)	(24.6)
Purchase of intangible assets	(22.7)	(11.6)
Payment of contingent considerations	—	(0.2)
Cash (outflow) from investing activities	(82.9)	(36.4)

Payments of lease liabilities	(15.4)	(13.3)
Proceeds from issue of shares	—	0.1
Net proceeds from the IPO	—	618.2
Sale of treasury shares related to share-based compensation	26.4	0.5
Equity transaction costs	—	(6.8)
Interests paid	(4.7)	(2.8)
Cash inflow from financing activities	6.3	595.9

Change in net cash and cash equivalents	(303.6)	576.4
Net cash and cash equivalents at January 1	653.1	90.6
Net impact of foreign exchange rate differences	21.5	(13.9)
Net cash and cash equivalents at December 31	371.0	653.1

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change	2022	2021	% Change

Net income / (loss)	57.7	(170.2)	133.9%	(26.4)	(187.0)	(85.9)%
Exclude the impact of:
Income taxes	20.2	10.6	89.4%	2.0	(4.0)	148.6%
Financial income	(5.7)	—	100.0%	(2.5)	—	100.0%
Financial expenses	6.4	3.6	79.4%	0.9	1.4	(32.8)%
Foreign exchange result(1)	6.5	14.9	(56.3)%	40.7	12.2	232.6%
Depreciation and amortization	46.4	31.4	47.7%	12.7	12.0	5.8%
Share-based compensation(2)	33.8	198.5	(83.0)%	34.4	176.2	(80.5)%
Equity transaction costs(3)	—	7.6	(100.0)%	—	0.4	(100.0)%
Adjusted EBITDA	165.3	96.4	71.4%	61.8	11.2	451.7%
Adjusted EBITDA margin	13.5%	13.3%		16.8%	5.9%

(1)    Represents the foreign exchange impact within the net financial result.
(2)    Represents non-cash share-based compensation expense.
(3)    In connection with the 2021 IPO, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments. In 2021, adjusted net income, adjusted basic EPS and adjusted diluted EPS also exclude transaction costs relating to our IPO.
The table below provides a reconciliation between net income / (loss) to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Fiscal year ended December 31,
(CHF in millions, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income / (loss)	51.4	6.3	(156.0)	(14.2)
Exclude the impact of:
Share-based compensation(1)	30.1	3.7	181.8	16.6
Equity transaction costs(2)	—	—	7.0	0.6
Tax effect of adjustments(3)	(0.8)	(0.1)	(4.4)	(0.4)
Adjusted net income / (loss)	80.7	9.9	28.5	2.6

Weighted number of outstanding shares(5)	282,195,495	345,437,500	264,171,208	241,333,048
Weighted number of shares with dilutive effects(5)(6)	2,354,500	6,891,423	5,278,761	2,099,551
Weighted number of outstanding shares (diluted and undiluted)(4)(5)	284,549,995	352,328,923	269,449,969	243,432,599

Adjusted basic EPS (CHF)	0.29	0.03	0.11	0.01
Adjusted diluted EPS (CHF)	0.28	0.03	0.11	0.01

	Three-month period ended December 31,
(CHF in millions, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income / (loss)	(23.5)	(2.9)	(166.2)	(20.8)
Exclude the impact of:
Share-based compensation(1)	30.6	3.7	156.6	19.6
Equity transaction costs(2)	—	—	0.4	—
Tax effect of adjustments(3)	(0.4)	—	(3.1)	(0.4)
Adjusted net income / (loss)	6.7	0.8	(12.3)	(1.5)

Weighted number of outstanding shares(5)	283,102,252	345,437,500	276,607,211	345,437,500
Weighted number of shares with dilutive effects(5)(6)	1,661,451	6,285,538	—	—
Weighted number of outstanding shares (diluted and undiluted)(4)(5)	284,763,703	351,723,038	276,607,211	345,437,500

Adjusted basic EPS (CHF)	0.02	—	(0.04)	—
Adjusted diluted EPS (CHF)	0.02	—	(0.04)	—

(1)    Represents non-cash share-based compensation expense.
(2)    In connection with the 2021 IPO, we incurred expenses related to professional fees, consulting, legal, and accounting in 2021 that would otherwise not have been incurred. These fees were not indicative of our ongoing costs.
(3)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(4)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted basic EPS as adjusted Net Income for such periods.
(5)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.
(6)    For the three-month period ended December 31, 2021, 8,248,683 shares and 8,329,740 shares were excluded from the diluted EPS calculation for Class A ordinary shares and Class B voting rights shares, respectively, as the impact of the shares are considered anti-dilutive.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Accounts receivables	174.6	99.3	75.9%
Inventories	395.6	134.2	194.8%
Trade payables	(111.0)	(45.9)	141.6%
Net working capital	459.2	187.5	144.9%